

Mail Stop 4628

February 13, 2017

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
6555 S. Lewis Ave, Suite 200
Tulsa, Oklahoma 74136

> **Re:** **Ring Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 6, 2017**
> **File No. 333-215909**

Dear Mr. Broaddrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Mark L. Jones
        Baker & Hostetler LLP